Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ANOTHER PRODUCTION RECORD TAKES RANDGOLD PAST 1Moz PER ANNUM MARK

Cape Town, 9 February 2015 - Randgold Resources increased group gold production by 26% in 2014 while reducing total cash costs by 2%, and ended the year with no borrowings and more than $100 million in cash, cash equivalents and gold on hand.

Results for the year to December, published today, show profit down 17% at $271.2 million, mainly as a result of the drop in the gold price, but the board nevertheless proposed a 20% increase in the final cash dividend to 60 US cents per share, subject to shareholder approval, reflecting the strong cash flow from the group. Group production totalled 1 147 414 ounces (2013: 910 374oz) and the total cash cost per ounce was $698 (2013: $715).

The company’s operations all performed robustly, with its flagship Loulo-Gounkoto complex in Mali increasing production in line with guidance by 10% to 639 219 ounces and reducing total cash cost per ounce by 4% to $672. In its first full year of operation, Kibali in the Democratic Republic of Congo continued to ramp up production, delivering 526 627 ounces at a total cash cost of $573/oz. Tongon in Côte d’Ivoire was still in the final stages of a crusher and flotation circuit upgrade programme at year end but its production of 227 103 ounces at a total cash cost of $872/oz was within 3% of its revised guidance.

Chief executive Mark Bristow said Randgold’s early recognition of a fundamental change in the gold market had enabled it to take prompt and effective action to align its business with a lower gold price. While the gold mining industry as a whole was struggling to maintain its medium term viability in the face of multiple challenges, Randgold was in good shape to manage these and to sustain the profitability of its operations at a $1 000/oz gold price level.

“Our long standing goal of reaching an annual production of 1.2Moz in 2015 is now comfortably within reach, and we are already looking beyond that to our next big step forward. We remain strongly committed to exploration and our geologists continue to scour the gold fields of West and Central Africa for multi-million ounce deposits. The current stress in the gold mining industry is also generating what may well prove to be transformational growth opportunities and we are closely monitoring this situation,” he said.

Randgold also reported today that the feasibility study on the development of an underground mine below the Gounkoto open pit had identified a 4.7 million tonne at 6g/t reserve yielding 900 000 ounces. The project cleared the company’s hurdle rate of a 20% internal rate of return at a long term gold price of $1 000/oz. Development of the mine, which will be Randgold’s fourth underground operation, will start in 2018, ramping up to full production in 2020. The capital cost is estimated at $137.5 million.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

——————————————————————————

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2014

▪ Record gold production up 26% year on year

▪ No borrowings and cash on hand up 117% year on year

▪ Production and costs in line with annual guidance

▪ 20% increase in dividend proposed

▪ Profit down 18% quarter on quarter, 17% year on year due to lower gold price

▪ Revolving credit facility doubled in size to $400 million

▪ LTIFR reduced by 18% year on year to 0.47

▪ All mines except newly commissioned Kibali certified in safety and environment

▪ Kibali ups production by 22% quarter on quarter as mine achieves design parameters

▪ Loulo-Gounkoto hits annual targets, production up 10% and total cash cost/oz down 4%

▪ Tongon commissions Phase 1 of float circuit, improves recoveries and operational efficiencies while continuing to optimise new crushing circuit

▪ Gounkoto underground feasibility adds +900koz to reserves with upside potential

▪ Group reinforces commitment to exploration as industry shrinks budgets

Randgold Resources Limited (‘Randgold’) had 92.7 million shares in issue as at 31 December 2014.

SUMMARISED FINANCIAL INFORMATION
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2014	2014	2013	2014	2013
Average gold price received ($/oz)	1 195	1 277	1 257	1 264	1 376
Gold sales*	339 940	376 796	356 168	1 434 873	1 266 712
Total cash costs*	202 593	204 140	177 825	791 756	657 951
Profit from mining activity*	137 347	172 656	178 343	643 117	608 761
Exploration and corporate expenditure	3 481	8 897	8 538	36 765	49 485
Profit for the period	54 379	66 032	92 446	271 160	325 747
Profit attributable to equity shareholders	49 623	58 008	81 101	234 974	278 382
Net cash generated from operating activities	69 329	125 149	209 785	317 618	464 466
Cash and cash equivalents+	82 752	63 424	38 151	82 752	38 151
Gold on hand at period end#	14 956	11 993	-	14 956	-
Group production (oz)	287 048	299 320	281 477	1 147 414	910 374
Group sales* (oz)	284 531	295 018	283 254	1 134 941	920 248
Group total cash cost per ounce* ($)	712	692	628	698	715
Group cash operating cost per ounce* ($)	658	632	566	637	645
Basic earnings per share ($)	0.54	0.63	0.88	2.54	3.02
+	Cash and cash equivalents excludes $8.3 million at 31 December 2014 ($6.1 million at 31 December 2013) relating to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
*	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
#	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the fourth quarter of $339.9 million decreased by 10% from $376.8 million in the previous quarter as a result of a 4% decrease in ounces sold and a 6% decrease in the average gold price received of $1 195/oz (Q3: $1 277/oz). Group gold production for the quarter decreased by 4% due to lower production at the Loulo-Gounkoto complex and Tongon, offset by an increase in production at both Kibali and Morila. The group had 12 471oz (attributable) of gold on hand at the quarter end. Compared to the corresponding quarter of 2013, gold sales decreased by 5% as a result of a 5% decrease in the average gold price received (Q4 2013: $1 257/oz).

Total cash costs for the quarter under review of $202.6 million decreased slightly compared to the previous quarter as a result of lower cash costs at the Loulo-Gounkoto complex, Tongon and Morila offset by higher cash costs at Kibali, on the back of increased production. Total cash cost per ounce of $712/oz increased by 3% quarter on quarter. The increase in cash cost per ounce is the result of fewer ounces sold during the quarter, mainly as a result of the drop in the average head grade milled at Loulo-Gounkoto and corresponding drop in production.

Profit from mining decreased by 20% to $137.3 million from the previous quarter’s $172.7 million and was down by 23% on the corresponding quarter of the previous year ($178.3 million), largely as a result of lower ounces sold in the current quarter compounded by the lower average gold price received.

Exploration and corporate expenditure of $3.5 million for the current quarter was down 61% on the previous quarter due to a reduction in corporate expenditure related to employee costs (including changes in vesting assessments associated with share-based payment charges under IFRS) as well as a reduction in exploration expenditure due to reduced drilling activity in the quarter. Similarly, exploration and corporate costs were down 59% compared to the same quarter in the previous year.

Depreciation and amortisation of $39.9 million was in line with the previous quarter but increased by 113% over the corresponding 2013 quarter due to the increase in assets brought into use at the Loulo-Gounkoto complex and at Tongon and noting the revisions to Life of Mine units of production depreciation estimates in Q4 2013.

Other income in the quarter of $11.1 million compared to $1.3 million in the previous quarter and $1.5 million in the corresponding period of the prior year, both increases being the result of operational exchange gains accounted for during the current quarter. Other income also includes management fees from Morila and Kibali. Other expenses in the quarter was nil compared to $16.7 million in the prior quarter and $11.1 million in the corresponding prior year quarter, as a result of operational exchange losses accounted for in the previous quarter compared to gains in the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of profits from joint ventures increased by 72% to $30.6 million from the previous quarter of $17.8 million as the result of higher profits from Kibali and Morila against the previous quarter, as production at Kibali continued to ramp up and Morila processed higher grade ore from the pit pushback. The share of profits from the Kibali joint ventures is stated after a tax charge of $10.3 million (attributable), including deferred tax calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current quarter. Compared to the corresponding quarter in the previous year profit from joint ventures increased by 5% as a result of increased production at Kibali, partially offset by lower profit from Morila.

Income tax expense of $18.9 million increased by 39% quarter on quarter, reflecting an increase in provisions for tax charges, partially offset by the lower profitability in the quarter. The income tax expense decreased by 49% on the corresponding quarter of the prior year, largely as a result of lower production and profitability from the Loulo-Gounkoto complex in the current quarter.

Profit for the quarter was 18% down on the previous quarter and 41% on the corresponding quarter in 2013. Profit for the period was negatively impacted by the increase in tax charges and lower gold sales, offset by an increase in profits from joint ventures and other income as well as lower exploration and corporate costs, as described above. Basic earnings per share decreased by 14% to $0.54 (Q3 2014: $0.63) quarter on quarter and decreased by 39% from Q4 2013 following the reduction in profit for the period.

Net cash generated from operations for the quarter of $69.3 million decreased by 45% from the previous quarter, reflecting the lower sales resulting from the drop in the average gold price received, slightly higher cash cost per ounce of production and a positive movement in Q4 of $31.7 million in debtors. Cash and cash equivalents has increased to $82.7 million compared to $63.4 million at the end of Q3, reflecting the strong cashflows from operations after additions to property, plant and equipment.

Gold sales for the year ended 31 December 2014 of $1.43 billion were 13% higher than the previous year as a result of a 23% increase in ounces sold offset by an 8% drop in the average gold price received of $1 264/oz (2013: $1 376/oz). The increase in ounces sold was attributable to an increase in ounces sold at Loulo-Gounkoto as well as a full year of production at Kibali, offset by fewer ounces sold at Morila during the year.

Total cash costs for the year ended 31 December 2014 of $791.8 million increased by 20% on the prior year, primarily as a result of a full year of production at Kibali, which came online in October 2013, along with higher costs at Morila and Tongon. Total cash cost per ounce decreased slightly by 2% to $698/oz for the year, primarily reflecting the increase in ounces sold at Loulo-Gounkoto, on the back of higher grade ore milled and production.

Profit for the year ended 31 December 2014 of $271.2 million represents a decrease of 17% compared to the previous year’s $325.7 million mainly reflecting the 8% drop in gold price, increased costs including depreciation, but offset by higher profits from joint ventures. Share of profit from joint ventures for the year ended 31 December 2014 of $75.9 million increased by 40% compared to the previous year’s $54.3 million as a result of an increase in production and profit at Kibali, as the mine ramped up to full production, offset by lower profits received from Morila. The share of profits from the Kibali joint ventures is stated after a tax charge of $20.3 million (attributable), including deferred tax calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current year.

Depreciation and amortisation for the year ended 31 December 2014 of $146.8 million increased 12% on the prior year cost of $130.6 million as a result of increased assets brought into use at the Loulo-Gounkoto complex and at Tongon in the current year.

Exploration and corporate expenditure of $36.8 million for the year ended 31 December 2014 decreased by 26% on the previous year’s $49.5 million as a result of the emphasis on cost reduction activities across the group and a hold on drilling programmes as the new exploration team concentrated on field programmes and project evaluation. Given the focus on brownfields exploration during the year, a further $13.5 million was capitalised (2013: $9.0 million), including at Loulo $4.9 million, Massawa $2.9 million and Gounkoto $5.7 million.

Other income of $5.5 million and $6.0 million for the years ended 31 December 2014 and 2013 respectively, include management fees from Morila and Kibali. Other expenses for the year of $5.0 million further include operational exchange losses as mentioned earlier.

Basic earnings per share decreased by 16% to $2.54 (2013: $3.02), in line with the decrease in profit for the year as described above.

Net cash generated from operating activities for the year of $317.7 million decreased by 32% from the previous year, reflecting the lower sales resulting from the drop in the average gold price received and higher corporate taxes paid in the year. Cash and cash equivalents has increased to $82.8 million compared to $38.2 million at the end of 2014, reflecting the strong cashflows from operations after additions to property, plant and equipment, investments in joint ventures and dividends to shareholders.

The board has proposed a final cash dividend of 60 US cents per share, a 20% increase on the prior year of 50 US cents per share. The proposed final cash dividend will be put to shareholders for approval at the annual general meeting to be held on 5 May 2015 and, if approved, is expected to be paid on 29 May 2015. The company would again like to offer shareholders an option of receiving new ordinary shares in the company instead of receiving the final cash dividend. This optional scrip dividend is conditional on shareholders approving the payment of the dividend at the annual general meeting and on the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities. The company anticipates, subject to shareholder approval, paying the final cash dividend on 29 May 2015 and dealings in the new scrip shares are also expected to commence on 29 May 2015. The ex-dividend date is 12 March 2015 and the record date for the dividend is 13 March 2015. The scrip dividend alternative will give shareholders the right to elect to receive new ordinary shares in the capital of the company (credited as fully paid) instead of a final cash dividend. Shareholders who elect to take the new scrip shares will increase their holdings without incurring any dealing costs. Further details of the company’s proposed final cash dividend and issue of scrip shares will be made available to shareholders in the explanatory notes of the company’s notice of annual general meeting.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 136 130oz (Loulo 93 963oz and Gounkoto 42 166oz), 15% down on the previous quarter (Q3 2014: 160 285oz). Tonnes processed during the quarter were down on the previous quarter and below target at 1 075kt (Q3 2014: 1 091kt), on the back of downtime associated with tailings pipeline repairs and power stability issues, while head grade milled dropped 14% to 4.4g/t, in line with the mining plan. Recoveries were down on the previous quarter at 89.3%, following lower gravity recovery and failures of oxygen dispersion equipment in the leach circuit. Consequently, total cash cost per ounce increased to $770/oz (Q3 2014: $675/oz) on the back of the decrease in ounces produced. A remedial plan has been put in place to address the oxygen dispersion issue. The gravity circuit expansion is on track for March 2015 to improve gravity recovery.

For the year, gold production was up 10% at 639 219oz (Loulo 382 263oz and Gounkoto 256 957oz), in line with annual guidance, whilst total cash cost per ounce decreased 5% to $672/oz (2013: $704/oz) following the increase in ounces produced. Tonnes processed during the year was down on the previous year and below target at 4 396kt (2013: 4 463kt), following the challenges associated with a mill motor failure, paste plant integration with the main plant and the issues highlighted above. However head grade milled increased 9% to 5.0g/t, in line with the mining plan which, together with an increase in recoveries to 90.2%, resulted in a significant increase in production for the year and corresponding drop in total cash cost per ounce.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 923	7 301	7 391	27 025	33 188
Ore tonnes mined (000)	1 085	1 018	1 157	4 539	5 165
Milling
Tonnes processed (000)	1 075	1 091	1 113	4 396	4 463
Head grade milled (g/t)	4.4	5.1	5.1	5.0	4.6
Recovery (%)	89.3	90.4	92.7	90.2	88.4
Ounces produced	136 130	160 285	168 965	639 219	580 364
Ounces sold	132 886	158 047	168 965	631 124	587 550
Average price received ($/oz)	1 194	1 278	1 274	1 267	1 376
Cash operating costs* ($/oz)	698	599	528	597	621
Total cash costs* ($/oz)	770	675	605	672	704
Gold on hand at period end# ($000)	9 708	5 901	-	9 708	-
Profit from mining activity* ($000)	56 363	95 263	113 078	375 293	394 633
Gold sales* ($000)	158 625	201 994	215 218	799 718	808 311
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter compared to two for the previous quarter; consequently the Lost Time Injury Frequency Rate (LTIFR) decreased from 1.16 worked in Q3 to 0.68 for the quarter under review. For the year, the LTIFR dropped from 0.82 in 2013 to 0.62 in 2014.

On a standalone basis, Loulo produced 93 963oz of gold (Q3 2014: 105 238oz) at a total cash cost of $805/oz (Q3 2014: $670/oz). The decrease in production was due to a 16% decrease in grade and 1% reduction in recoveries. Recoveries were adversely affected by the issues highlighted above.

Profit from mining of $35.5 million was lower than the previous quarter of $62.7 million, reflecting the lower gold production and gold sales, higher cash costs and lower average gold price received.

For the year, gold production for Loulo was 382 263oz, 24% up on the previous year (2013: 308 420oz). Tonnes processed during the year increased slightly to 2 711kt (2013: 2 432kt), however head grade milled increased 9% to 4.9g/t in line with the mining plan. Together with increased recoveries at 90.1%, total cash cost per ounce decreased to $713/oz (2013: $776/oz) following the increase in ounces produced.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	678	713	656	2 819	4 251
Ore tonnes mined (000)	663	693	599	2 699	2 541
Milling
Tonnes processed (000)	763	714	613	2 711	2 432
Head grade milled (g/t)	4.3	5.1	4.9	4.9	4.5
Recovery (%)	89.4	90.4	92.7	90.1	88.0
Ounces produced	93 963	105 238	89 232	382 263	308 420
Ounces sold	91 417	103 195	89 232	376 490	312 748
Average price received ($/oz)	1 193	1 277	1 274	1 264	1 397
Cash operating costs* ($/oz)	734	593	584	637	692
Total cash costs* ($/oz)	805	670	660	713	776
Gold on hand at period end# ($000)	6 922	3 924	-	6 922	-
Profit from mining activity* ($000)	35 470	62 653	54 781	207 496	194 190
Gold sales* ($000)	109 101	131 787	113 648	475 861	436 950

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Production

Loulo underground production for the quarter was lower than plan, on the back of various production issues in November. At Yalea, the mine experienced low stope availability, resulting from paste plant operational issues and poor equipment availability, hoisting 379kt. At Gara, 285kt were hoisted, being record quarterly production for that mine, although the mine experienced some challenges relating to equipment availability and unplanned power outages.

Follow a review of the underground mining activities, the mine has taken a decision to take over the mining and development activities that were previously managed by the underground mining contractor. Consequently, the mine is working with the contractor to agree an orderly change over which is expected to be completed over the next three months. The mine is reviewing its operating and capital expenditure estimates, to incorporate this change, which will be updated in due course.

Development metres decreased to 3 605m in Q4 2014, in line with plan to reduce the development profile as the backfill capacity builds up. During the quarter, the Gara underground paste plant was successfully commissioned.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
YALEA Ore tonnes mined	378 529	414 139	366 322	1 591 525	1 353 008
Development metres	1 990	2 260	3 004	9 105	11 847
GARA
Ore tonnes mined	284 535	279 051	232 321	1 107 120	832 059
Development metres	1 615	1 410	2 082	7 327	9 822

GOUNKOTO

Zero LTIs were recorded during the quarter and the year, in line with the previous quarter and year.

On a standalone basis, Gounkoto produced 42 166oz of gold (Q3 2014: 55 047oz) at a total cash cost per ounce of $690/oz (Q3 2014: $685/oz). The decrease in production was due to a 17% decrease in tonnes processed and a 6% reduction in head grade milled, together with the drop in recoveries. Notwithstanding the drop in production, costs were well contained owing to a drop in the mining strip ratio compared to the prior quarter.

Profit from mining for the quarter of $20.9 million was lower than the Q3 2014’s $32.6 million, reflecting the lower gold production and gold sales as well as the lower average gold price received.

The annual gold production for Gounkoto was 256 957oz, 6% down on the previous year (2013: 271 943oz), as per plan to balance production between Loulo and Gounkoto in line with their reserves. Tonnes processed during the year decreased to 1 686kt (2013: 2 032kt), however head grade milled increased 13% to 5.3g/t, in line with the mining plan. Together with improved recoveries at 90.2%, and the increase in head grade milled, total cash cost per ounce decreased to $613/oz (2013: $622/oz).

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 245	6 588	6 735	24 206	28 936
Ore tonnes mined (000)	422	325	558	1 841	2 624
Milling
Tonnes processed (000)	312	376	500	1 686	2 032
Head grade milled (g/t)	4.7	5.0	5.3	5.3	4.7
Recovery (%)	89.2	90.4	92.7	90.2	88.8
Ounces produced	42 166	55 047	79 733	256 957	271 943
Ounces sold	41 469	54 852	79 733	254 634	274 802
Average price received ($/oz)	1 194	1 280	1 274	1 272	1 351
Cash operating costs* ($/oz)	619	609	466	537	541
Total cash costs* ($/oz)	690	685	543	613	622
Gold on hand at period end# ($000)	2 786	1 977	-	2 786	-
Profit from mining activity* ($000)	20 893	32 610	58 296	167 797	200 444
Gold sales* ($000)	49 524	70 207	101 570	323 857	371 361

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

The underground feasibility study was completed and financial modelling at 1 000/oz shows the project passes our internal investment hurdle rate of 20% IRR. The portal in the south of the pit is planned to start in 2018 with access of the ore anticipated in 2019 and ramp up in stoping in 2020, as the mining in the south of the pit comes to an end. The mining method proposed consists of longhole open stoping with backfill to support a 60 to 70ktpm operation. Capital expenditure has been minimise by the following:

▪	ore handling method to be decline and truck with no underground crushing. This alleviates the need for large expensive capital excavations and underground engineering;

▪	portal position to be located in the south of the pit to ensure a straight decline route to the top of the ore, reducing the requirement for spiral declines;
▪	ventilation raises to hole into the open pit with preparation of the holing positions during the pit development;
▪	backfill to be a combination of Cemented Aggregate Fill (CAF) and Cemented Rock Fill (CRF) by utilising batching and CAF facilities available at Loulo, which will be transferred to Gounkoto.

An economic assessment on the financial viability of the Gounkoto project underground reserve has been carried out, based on the parameters summarised below:

▪	total ore mined of 4.69Mt containing 0.91Moz of gold at an average grade of 6.0g/t;
▪	average mining costs of $83.84/ore tonne delivered to the Gounkoto Run of Mine (RoM) pad;
▪	average crush and haul costs of $5.90/t ore;
▪	average mill throughput of 657 000t per year to be treated at the Loulo plant over eight years of production;
▪	average plant processing costs of $20.60/ore tonne;
▪	G&A cost at $9.30/ore tonne processed over Life of Mine, including engineering services costs; and
▪	capital cost of $137.5 million, including underground development, surface capital, sustaining capital and project management.

A financial model was run using a $1 000/oz gold price feeding the current mining schedule, together with 30% tax rate and 6% royalty. This produced a nine year project with a total after tax cashflow of $107 million and an IRR of 31%.

By integrating the Gounkoto underground mine schedule into the Loulo-Gounkoto complex schedule, this should enable the complex to produce at over 600koz per year out to 2024 on current reserves. This excludes further opportunities currently being explored to expand the resources at the three principal orebodies of Yalea, Gara and Gounkoto.

MORILA

Zero LTI were recorded during the quarter compared to the two LTIs recorded during the previous quarter. For the year, the LTIFR was 1.11 compared to 0.49 for the previous year.

During the quarter, 36 373oz of gold were produced, an increase of 47% on the previous quarter (Q3 2014: 24 712oz), mainly due to an increase in head grade milled from 1.0g/t to 1.4g/t as the mine processed higher grade ore from the pit 4S pushback. Production was also positively impacted by an increase in recovery from 87.4% to 90.0%, partially offset by a decrease in throughput from 922kt to 872kt.

Total cash costs of $960/oz were 36% lower than the previous quarter’s $1 489/oz, as a result of the higher head grade milled.

Profit from mining increased to $8.6 million from a loss of $5.3 million in the previous quarter as a result of the increased ounces produced and the lower cash costs quarter on quarter, despite a lower average gold price received.

The mine produced 110 272oz for the year, 22% lower than the previous year (2013: 141 822oz), reflecting the combined effects of decreases in throughput, head grade and recovery. The total cash costs amounted to $1 143/oz for the year, 50% higher than the previous year’s $763/oz, partially as a result of the lower production and the inclusion of certain costs of mining from the Pit4S pushback in the current year’s costs.

Profit from mining dropped significantly from $91.4 million in the prior year to $12.6 million due to lower ounces produced and sold, higher cash costs and combined with a lower average gold price of $1 258/oz, 11% below the $1 408/oz received in the previous year.

Capital expenditure for the quarter amounted to $1.5 million and totalled $14.0 million for the year (at 100%). Preparations for the switch to TSF retreatment are on track for September 2015. The mine is moving towards closure with the TSF retreatment scheduled to be completed in 2017. As part of the changeover to TSF retreatment, the mine will be further downsizing the workforce in 2015. As part of its closure strategy, Morila continues to advance its commercial scale agribusiness initiatives, and the mine has engaged with a number of potential business partners in respect of these initiatives.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	4 772	4 766	3 545	18 405	6 803
Ore tonnes mined (000)	363	463	-	1 035	-
Milling
Tonnes processed (000)	872	922	722	3 242	3 576
Head grade milled (g/t)	1.4	1.0	1.4	1.2	1.4
Recovery (%)	90.0	87.4	91.1	89.8	91.3
Ounces produced	36 373	24 712	30 008	110 272	141 822
Ounces sold	36 373	24 712	30 387	110 272	141 822
Average price received ($/oz)	1 197	1 274	1 252	1 258	1 408
Cash operating costs* ($/oz)	946	1 462	776	1 109	679
Total cash costs* ($/oz)	960	1 489	851	1 143	763
Profit/(loss) from mining activity* ($000)	8 619	(5 321)	12 196	12 631	91 418
Attributable (40%)
Gold sales* ($000)	17 419	12 594	15 222	55 489	79 870
Ounces produced	14 549	9 885	12 003	44 109	56 729
Ounces sold	14 549	9 885	12 155	44 109	56 729
Gold on hand at period end# ($000)	-	-	-	-	-
Profit/(loss) from mining activity* ($000)	3 448	(2 128)	4 878	5 052	36 567

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner AngloGold Ashanti, owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

Zero LTIs were recorded in Q4, in line with the previous quarter. For the year, zero LTI’s were recorded, compared to an LTIFR of 0.45 in the previous year. On 12 January 2015, the mining contractor incurred a fatality in the SZ pit when an operator lost control of a water bowser while descending a ramp in the pit. Safety procedures have been reinforced to improve the system in place.

In the second week of December, Tongon mine incurred a Class 1 environmental incident when the tailings pipeline ruptured, causing process water to exit beyond the mine perimeter fence line and into a nearby watercourse. The mine responded appropriately and the environmental impact is considered to be minor.

Tongon produced 56 363oz of gold in Q4, 12% less than the previous quarter, mainly as a result of lower tonnes milled and treated and lower grade ore feed. The drop in tonnage throughput was mainly a result of teething issues experienced during the transitioning and commissioning of the new upgraded crushing circuit, including the switch from the previous Vibrocone crushers to the new Hydrocone crushers, which was completed in the quarter. Throughput was further hampered by the downtime incurred to rotate and change-out worn sections of the tailings pipeline, which is scheduled to be completed in Q1 2015.

Following the recovery improvements achieved in Q3, a further 2% recovery improvement was made in Q4, on the back of an improvement in flash flotation concentrate mass pull and treatment, while sustaining previous gains made in operating parameters and management of the process plant. The installation of a new 1 100kg/h regeneration kiln and heater facility helped the team to maintain good carbon efficiency. Operating costs were well contained quarter on quarter, although total cash cost per ounce increased marginally to $811/oz (Q3 2014: $799/oz) due to the lower gold production.

Total tonnes mined increased by 4% quarter on quarter, on the back of good equipment availability and mining in softer areas as well as better blast fragmentation of competent material. Efficiency improvement and cost reduction focused on improving the quality of production drilling, excavator and truck productivities and ensuring improved pit and haul road conditions and mining cycle times.

Of the two main capital projects undertaken in 2014, namely the crusher and flotation circuit upgrade, designed to improve mill throughput and gold recovery respectively, the former was implemented and commissioned in Q4 and debugging and optimising of the new crusher circuit together with the supplier is ongoing. The first phase of the new rougher flotation circuit has been completed and commissioned with generation of concentrates currently underway. Phase 2 of the rougher flotation circuit installation is being constructed and is scheduled for completion and commissioning by the end of Q1 2015.

Gold sold for the quarter was 12% lower at 56 565oz with profit from mining activity decreasing by 28% to $21.8 million, reflecting the decrease in ounces sold and lower average gold price received.

The annual gold production for Tongon was 227 103oz, 3% down on the previous year (2013: 233 591oz), just below revised guidance. Tonnes processed during the year increased to 3 984kt (2013: 3 866kt), however head grade milled decreased by 4% to 2.3g/t in line with the mining plan. Together with recoveries at 78.0%, a small increase on the prior year, total cash cost per ounce increased to $872/oz (2013: $828/oz) following the reduction in grade mined and gold produced.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	6 713	6 431	6 228	26 126	27 237
Ore tonnes mined (000)	937	958	977	3 566	4 081
Milling
Tonnes processed (000)	942	1 038	1 021	3 984	3 866
Head grade milled (g/t)	2.3	2.4	2.4	2.3	2.4
Recovery (%)	80.4	78.8	76.8	78.0	77.0
Ounces produced	56 363	63 832	60 819	227 103	233 591
Ounces sold	56 565	63 960	62 444	227 103	236 279
Average price received ($/oz)	1 197	1 270	1 253	1 264	1 394
Cash operating costs* ($/oz)	775	761	792	834	786
Total cash costs* ($/oz)	811	799	830	872	828
Gold on hand at period end# ($000)	-	128	-	-	-
Profit from mining activity* ($000)	21 805	30 159	26 422	88 963	133 907
Gold sales* ($000)	67 699	81 241	78 244	287 026	329 448

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

Three LTIs were recorded during the quarter compared to one for previous quarter, resulting in an increase in the LTIFR from 0.77 in Q3 to 1.1. The LTIFR dropped by 14% for the year, from 0.59 in 2013 to 0.51 in 2014.

Kibali posted a significant improvement in recovery and throughput as it continued to ramp up all aspects of the operation. Gold production was up by 22% quarter on quarter to 177 789oz (Q3: 145 152oz), as an improvement in ore mix as well as better management of the RoM pad and reduced downtime led to better control of recovery and throughput. Gold production for the mine’s first full year of production was 526 627oz with total cash costs of $573/oz. By the end of the year, all aspects of the operation had achieved design parameters.

Mofu, the first of the available satellite pits, contributed to the increase in ore tonnes mined during Q4. The total cash cost per ounce decreased quarter on quarter to $549/oz (Q3: $557/oz).

Profit from mining increased again quarter on quarter by 14% to $115.6 million reflecting the increased gold production, notwithstanding the lower average gold price received.

An increase in the proportion of hydropower used contributed to a reduction in the cost of power to $0.20/kWh in Q4 with hydro utilisation peaking at 17MW prior to the start of the drier season. The available hydropower continued to be underutilised, as a result of the power balance between thermal power and hydropower, which is expected to improve as the power management system is optimised and the minimum thermal supply required is reduced.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Mining
Tonnes mined (000)	9 628	7 930	6 325	30 470	25 004
Ore tonnes mined (000)	1 783	1 331	1 178	5 632	4 335
Milling
Tonnes processed (000)	1 656	1 485	808	5 568	808
Head grade milled (g/t)	4.1	4.0	3.7	3.7	3.7
Recovery (%)	82.2	77.0	91.3	79.3	91.3
Ounces produced	177 789	145 152	88 200	526 627	88 200
Ounces sold	178 958	140 279	88 200	516 902	88 200
Average price received ($/oz)	1 195	1 283	1 238	1 258	1 238
Cash operating costs* ($/oz)	503	513	433	528	433
Total cash costs* ($/oz)	549	557	464	573	464
Profit from mining activity* ($000)	115 603	101 798	68 282	354 220	68 282

Attributable (45%)
Gold sales* ($000)	96 197	80 969	49 153	292 627	49 153
Ounces produced	80 005	65 318	39 690	236 982	39 690
Ounces sold	80 531	63 126	39 690	232 606	39 690
Gold on hand at period end# ($000)	5 248	5 964	-	5 248	-
Profit from mining activity* ($000)	52 021	45 809	30 727	159 399	30 727

Randgold owns an effective 45% of Kibali Goldmines SA (formerly Kibali Goldmines SPRL) (Kibali) with the DRC State and joint venture partner AngloGold Ashanti owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The construction of the metallurgical facility is now completed with some minor items on the punch list remaining to be resolved in Q1 2015. The main construction subcontractors have demobilised from site.

Construction of the second hydropower station, Ambarau, has started and is on schedule to deliver power in Q4 2015. The paste backfill plant is also on schedule for completion and commissioning in Q2 2015.

Declines

The development of the decline system progressed well during the quarter and remains ahead of plan. Blasting of the first stope took place during Q4 with the ramping up of ore stoping as well as the development of the ventilation infrastructure now the focus.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Ore tonnes mined	63 280	24 715	-	90 839	-
Development metres	2 617	2 066	1 367	8 142	3 947

Vertical shaft

The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of 2014 and only 40m of sinking remaining. The sinking contractor was engaged with horizontal development of the production level 40m from shaft bottom at the end of Q4.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2014	2014	2013	2014	2013
Vertical metres	46	149	93	525	195
Off shaft development	249	152	-	531	-

Shaft Sinkers Holdings plc, the holding company of the vertical shaft sinking contractor, has been the subject of speculation about the ability of the company to continue as a going concern, and has recently put their South African subsidiary (Shaft Sinkers Pty Limited) into business rescue. The company has indicated that the decision of Shaft Sinkers Pty Limited to file for business rescue does not affect the other members of the group or their international operations, which continue to operate as normal. We have been engaged with Shaft Sinkers to ensure the shaft sinking activities at Kibali are unaffected by these issues, and to date we are satisfied that Shaft Sinkers will be able to continue with the project. We will continue to monitor this situation closely and have also developed contingency strategies to take over the work, should this be required.

Resettlement Action Plan (RAP)

The limited RAP for the Mofu satellite pit was completed during the quarter. The Gorumbwa RAP is still planned to start in 2015 with completion expected by the beginning of 2016.

Capital expenditure

Capital expenditure for the quarter amounted to $95.3 million and totalled $386.5 million for the year (at 100%). The capital estimate for phases 1 and 2 of the project remain in line with previous guidance, with phase 1 now complete.

Gorumbwa and Megi

A feasibility was completed on the Gorumbwa deposit and 2.2Mt at 2.8g/t for 202koz was converted to open pit reserves. There is a further 35koz of inferred material below the historical open pit but within the reserve open pit that has not been reported as reserve, but currently being infilled drilled. There are further conceptual targets from historical drilling that are also being pursued. The Gorumbwa open pit will require the relocation of 650 households and thus carries an appreciable capital cost. The team are also reviewing the Megi opportunity which currently hosts 4.8Mt at 1.8g/t for 283koz of inferred resources within a $1 500/oz open pit. Further work will be conducted this quarter to increase our knowledge of this opportunity and complete a full trade-off between the profitability of Gorumbwa and Megi.

EXPLORATION ACTIVITIES

This quarter, the restructured exploration team has built on the initiatives of the previous quarter across the resource triangle, with drilling completed on brownfields projects at Massawa, Yalea, Gara, Tongon and Kibali, along with analysis and targeting on the deeper potential at Gounkoto, and the completion of the underground feasibility study. Teams have also been receiving results from across our wide portfolio of projects in the most prospective areas on the continent including; the Senegal Malian Shear Zone (SMS) in Mali, northern Côte d’Ivoire and in the Archean of north east Democratic Republic of Congo. Exploration around our mines continues to be a priority and this quarter we have progressed our understanding of the deformational history of the Kibali area and more specifically the mineralised KZ structure which, along with the SMS, is one of the most exciting large mineralised trends in Africa. We plan to complete further research over these structures in 2015 to improve our understanding of them and, in turn, to further improve our chances of finding another world class gold deposit.

MALI

Gounkoto

At Gounkoto, work on the underground feasibility study has been completed which delivers a mineable reserve of 4.69Mt at 6.0g/t for 907 000oz. During the quarter, analysis of the controls on mineralisation around the underground project continued. This has confirmed potential for additional ounces down plunge of the known mineralisation and additionally beneath the southern Main Zone 1 pit which also features open, plunging high grade shoots. Further exploration drilling to test these concepts is expected to begin in Q1. Meanwhile, the Greenfields team has failed to locate any significant extensions to the Toronto mineralisation through extensive trenching and the target has been removed from the resource triangle. There is continued focus on the northern extension of the Gounkoto/P64 system where untested potential still exists. Additionally though the modelling of the thickness of the transported alluvium over the Gounkoto area, the Gounkoto SW target has now moved into the sights of the exploration team as an area covered by extensive transported material 1.2km to the south west of the Gounkoto deposit. Several seasons ago reconnaissance RC drilling returned: GSWRC11 - 12m at 1.12g/t from 40m; GSWRC03 - 28m at 0.82g/t from 152m, including 2m at 4.61g/t; and GSWRC13 - 4m at 1.59g/t from 248m.

Loulo

At Loulo, further work was carried out on the Waraba target in the north east of the permit. The target features a narrow mineralised system which had previously returned: WDH001 - 6.0m at 5.07g/t from 153m, and 15.8m at 1.43g/t from 189m in a 75m wide zone of variably sheared, carbonate-chlorite-silica altered greywacke, polymictic breccia and limestone. Work this quarter has further tested the most anomalous parts of the target at surface by trenching. Results from the programme have been weak, with only one trench out of 11 returning any significant result with an intersection of 5.2m at 2.38g/t. The work at Waraba has defined a narrow system of 4.7m true width over a strike of 1.2km with limited potential of economic resources at surface and the exploration focus has therefore turned to the next priority target area along strike to the north of the Yalea deposit.

Underground exploration

As the mining of high grade ounces continues from underground at Gara and Yalea, it is critical that exploration continues to replace this depletion through the identification and conversion of new resources. Deep drilling programmes are being designed at Gara, Yalea and Gounkoto to add to the mines’ resources, and while ounce conversion is an ongoing process, the main aim is to find a new high grade orezone which can make a material impact to the project. This quarter we tested two conceptual structural targets. At Gara, LOCP187 returned an intercept of 2.93m at 7.44g/t from 544.60m. This intersection is 400m south of the existing block model and confirmed strong mineralisation and alteration. When combined with previously reported results at depth below Gara these holes highlight the potential for resource growth. At Yalea, drill hole YDH270 tested the plunging intersection of two orecontrolling structures and returned 11.05m at 2.02g/t from 1 106.05m, including 3.18m at 4.81g/t from 1 106.05m, again 400m south of the block model. As at Gara, these results point to considerable untested potential around our deposits. Phase 1 of the underground conversion drilling programme at Yalea was also completed this quarter with a drill intersection within deep inferred material returning 6.32g/t over a true width of 7.11m, in line with the model. Further drilling in 2015 will infill these Phase 1 results. Previously reported results from the same inferred material at Yalea include: YADH016 - 7.00m at 5.22g/t from 657m including 2m at 16.75g/t; YaDH11 - 6.30m at 1.99g/t; and YaDH13 - 41m at 3.59g/t (these are downhole intersections and do not represent true widths of the mineralised structure).

Mali West

Bakolobi (Taurus JV)

At Bakolobi the team has spent the quarter trenching over the mineralised structures discovered through last season’s reconnaissance drilling programme, with the aim of improving the understanding of the structures being exploited by the mineralising fluids. This has been a slow programme due to the extensive transported palaeo-alluvial material across the project which is often thicker than 6m. The structures have been exposed however and results include: BKTR003 - 16.15m at 2.23g/t including 3.47m at 1.53g/t and 5.10m at 5.33g/t; and BKTR002 - 10.40m at 2.41g/t including 3.35m at 5.92g/t from steeply west dipping shears. The team will move to infill trenching in the most prospective areas once the Phase 1 trenching is complete.

Legend JV

On our JV with Legend Gold, immediately to the south of Sadiola, we have now built a camp and installed a team which has permitted fieldwork to accelerate and a trenching and pitting programme over four target areas has been in progress through the quarter. Initial results from the work have been encouraging with trench MAT001 returning 4.40m at 0.41g/t in altered medium grained sheared silicified greywacke as well as a main zone of 6.25m at 2.03g/t including 4.85m at 2.52g/t. Work is continuing along the Senegal Malian shear where we have defined five separate target areas over 18km strike within the JV permit portfolio.

Morila

Exploration was halted at Morila some years ago after exhaustive work failed to locate any economic mineralisation outside the main deposit. A final generative review is in progress as the prospect of mine closure approaches. Pit mapping and a core review reinforced some of the key features associated with mineralisation at Morila, such as flat faulting and shear fabrics, the presence of magnesium rich biotite associated with arsenopyrite and leucocratic plagioclase veins around felsic to intermediate intrusive bodies. Two conceptual targets were generated and have been reviewed this quarter with one of the targets hosting all the above mentioned features. Further work is now required to confirm that these features are not ubiquitous around the deposit and to gather data to further reinforce the observations and potentially generate a target. Due to the existing deep drilling over the area any drillhole would have to test significantly deeper than 500m.

SENEGAL

In Senegal the team has progressed the Massawa feasibility work and in particular the orientation studies on both drilling and sampling methods used in the resource estimation.

Previously announced results from the analysis of 31 larger leach well samples carried out on split NQ core from across the central zone showed over 100% improvement in grades compared to fire assay results which the existing model is based on. This quarter, six RC/DDH twin pairs have been drilled in the south of the central zone and the results have not replicated the increases mentioned above but have indicated that sample size and orebody variability are the main controls on assay results. Having a larger sample in the high grade structures is critical to obtain a representative result. Results have also shown that in some of the higher grade structures 50% - 80% of the gold is extractable via cyanide leach.

The RC drilling was an effective way to test the model and would be our preferred method to complete the infill drilling programme required at Massawa to bring the central zone spacing down to 10m by 15m spacing. A phased programme to do this will begin after the completion of a further close spaced orientation drill programme in the sulphides of the central zone.

CÔTE D’IVOIRE

In Côte d’Ivoire we completed a drilling programme at the base of the current $1 000/oz pit shell where we believe there is the potential to add ounces through the discovery of higher grade or wider zones of mineralisation. This programme was a success, intersecting a number of mineralised structures which were not in our existing model as well as intersecting better grades or wider intersections than modelled in several holes. Potential gains are thought to be most likely in the northern limits of the southern zone pit where improved grades exist. One hole from this area returned 8.2m at 3.2g/t and 12.9m at 3.03g/t where the model predicted 6.5m at 2.44g/t and 6.5m at 2.39g/t respectively. Across the Nielle permit the team is reinterpreting the project data in order to generate new targets around Tongon.

Regionally, work has progressed at Mankono, Fapoha and Boundiali. At Mankono, trenching and pitting over the Gbongogo target has returned intersections which include 23m at 1.25g/t including 7m at 3.05g/t in trench BGTR001 and 103m at 1.30g/t including: 26m at 1.82g/t and 34m at 1.33g/t from trench BGTR003. Both trenches however include a number of sub-parallel quartz vein sets which are mineralised and inevitably influencing results. The team is now working to understand if these veins represent a stockwork in the brittle deformed sediments in the fold hinge.

Meanwhile at Fapoha the team continues with an infill soil sampling programme over the anomalous flexure of the belt in the northern part of the permit, whilst in the south, trench and pit results have confirmed the anomalous nature of the target corridor over 4km with trench results this quarter of 25m at 0.43g/t including 3m at 1.12g/t and 21m at 1.55g/t including 8m at 3.50g/t along with a number of mineralised samples from pits along the same trend. Work continues to test the model that zones of high grade mineralisation could be located within this mineralised corridor.

At Boundiali, results have been received from trenches across a flat, east dipping structure, being interpreted as a thrust at the Fonondara target. This target was discovered through a reconnaissance drilling programme two seasons ago where results of 30m at 1.43g/t and 19m at 0.88g/t were received. A newly extended trench on the target returned 16m at 2.50g/t including a high grade zone of 11m at 3.49g/t with values up to 13.30g/t. Results from pitting along the structure (1.19g/t, 1.91g/t, 3.54g/t and 30.2g/t) further confirmed the mineralised zone which now averages 2g/t along an anomalous corridor of

1km. Work continues to work to define the full surface expression of the zone prior to any targeting down dip.

Currently, RRL and its Ivorian partners hold a portfolio of eight permits for 4 500km2 and are waiting for the granting of five recent applications in the SE of the country totalling over 2 000km2.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Brownfields work over the quarter focussed on the drilling of the Gorumbwa deposit as part of the Gorumbwa feasibility programme. The Phase 3 drilling programme was completed with the aim of converting approximately 91% of the inferred material from the Phase 2 programme within the $1 000/oz pit shell into the indicated resource category. The drill assay results indicated that the pre-Moto drill assays could not be repeated and the new drilling resulted in some significant updates to the mineralisation, lithological and depletion wireframes. The five existing mineralised domains were readjusted and three new mineralised domains were identified and modelled.

A resource estimation of the depleted ores based on revised December 2014 costs (and 0.5g/t cut off) within a $1 500 pit shell produced 3.55Mt at 3.23g/t for 0.37Moz of indicated material and 1.02Mt at 3.13g/t for 0.10Moz of inferred material. A portion of the inferred material is due to new mineralised zones at depth beneath the 1 004 main lens, whilst other areas include portions in the historic open pit; down dip to the northwest of the open pit; and down plunge to the northeast.

Results from four diamond holes drilled last quarter to test the inferred down plunge extension of the 3000 lode at KCD were received. The target is one of the seven target areas identified based on core relogging, underground and pit mapping, and flitch interpretation. The results highlight potential within the inferred 3002 domain material with a wide mineralised zone of 45m width over 200m down plunge extent of this domain at an average grade of 2g/t. Results included: DD598 - 59.15m at 4.07; and DD599 - 63m at 1.08g/t.

The Kibali project is located on a major transcrustal structure, which is strongly anomalous compared to anything else on the project and is our priority target for greenfields exploration. This KZ structure is an anomalous trend, which extends over 35km and may represent a deep mantle tapping structure, in many ways similar to the SMS in Mali. These features are known to propagate through the crust and often mark major breaks in the sub continental lithospheric mantle where giant orebodies are more likely to form.

This quarter the greenfields team has focussed on the analysis of the mineralisation and distribution of existing work along the structure. Both long sections and flitch plans have been constructed which highlight the fact that below 50m depth, over half the strike of the structure is untested. The team is integrating other geological data which is believed to feature in the formation of orebodies such as the NE plunging fold hinges and associated structures. A number of targets have been identified from the early phases of this work and these have been prioritised for follow up work.

These targets include the Ikamva-Kalimva target where this quarter pitting and lithosampling has highlighted an anomalous 300m by 800m zone of interest that is bounded to the west and east by NE trending regional structures and which features prospective folded banded iron formation. Pit results have included 0.6 g/t, 0.9g/t, 1.17g/t, 1.94g/t and 3.9g/t.

Kilo JV

On the Ngayu belt the team has completed a large pitting programme over the 9km long the Yambenda Yasua trend. The results from the infill pitting programme have identified a wide anomalous corridor beneath the strongest soil anomalies at Yambenda where the width of anomalism varies between 65m and 120m in the NW anomaly with saprolite values reaching 2.77g/t. In the central high grade soil anomaly, the width of anomalism varies between 85m and 100m and saprolite values reach 0.53g/t. The anomalous corridor coincides with the topographic ridge and structural readings have produced an interpretation of a parallel antiform-synform pair trending along the ridge. The results from one trench excavated through the transported material at Yambenda returned 11.30m at 1.02g/t including 4m at 1.30g/t and 4m at 1.50g/t within a 76.1m wide anomalous zone associated with a SW dipping magnetite rich BIF with no obvious alteration or mineralised quartz veining.

A new geological interpretation of the Isiro belt has been completed which has shown the belt to be narrower and a higher metamorphic grade. Five targets for follow up work have been identified.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2014	2014	2013	2014	2013
REVENUES
Gold sales on spot	226 323	283 234	291 794	1 086 756	1 137 690
Total revenues	226 323	283 234	291 794	1 086 756	1 137 690
Share of profits of equity accounted joint ventures	30 581	17 810	29 182	75 942	54 257
Other income	11 055	1 260	1 544	5 508	6 028
Total income	267 959	302 304	322 520	1 168 206	1 197 975
COST AND EXPENSES
Mine production costs	130 424	133 100	135 125	525 909	538 892
Movement in production inventory and ore stockpiles	(10 505)	(6 165)	(10 095)	(24 665)	(49 730)
Depreciation and amortisation	39 947	38 496	18 766	146 762	130 638
Other mining and processing costs	16 707	16 340	12 186	64 762	61 319
Mining and processing costs	176 573	181 771	155 982	712 768	681 119

Royalties	11 527	14 533	15 237	56 490	58 415
Exploration and corporate expenditure	3 481	8 897	8 538	36 765	49 485
Other expenses	-	16 652	11 071	4 974	-
Total costs	191 581	221 853	190 828	810 997	789 019
Finance income	(72)	-	(35)	71	1 242
Finance costs	(3 004)	(818)	(1 930)	(4 235)	(7 737)
Finance income/(costs) - net	(3 076)	(818)	(1 965)	(4 164)	(6 495)

Profit before income tax	73 302	79 633	129 727	353 045	402 461
Income tax expense	(18 923)	(13 601)	(37 281)	(81 885)	(76 714)
Profit for the period	54 379	66 032	92 446	271 160	325 747
Other comprehensive income
Loss on available-for-sale financial assets	(367)	(782)	495	(363)	(1 173)
Share of equity accounted joint ventures other comprehensive loss	(16)	(571)	(42)	(36)	(400)
Total other comprehensive income (expense)	(383)	(1 353)	453	(399)	(1 573)
Total comprehensive income	53 996	64 679	92 899	270 761	324 174
Profit attributable to:
Owners of the parent	49 623	58 008	81 101	234 974	278 382
Non-controlling interests	4 756	8 024	11 345	36 186	47 365
	54 379	66 032	92 446	271 160	325 747
Total comprehensive income attributable to:
Owners of the parent	49 240	56 655	81 554	234 575	276 809
Non-controlling interests	4 756	8 024	11 345	36 186	47 365
	53 996	64 679	92 899	270 761	324 174
Basic earnings per share ($)	0.54	0.63	0.88	2.54	3.02
Diluted earnings per share ($)	0.53	0.62	0.87	2.51	2.98
Average shares in issue (000)	92 674	92 663	92 243	92 603	92 213

Share of equity accounted joint ventures were previously disclosed below total costs and above profit before tax and have now been included in total income. Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately, but given its immateriality, it has now been included in mine production costs. Transport and refining costs totalling $0.7 million and $2.7 million for the 3 and 12 months ended 31 December 2014 are now included in mine production costs.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Unaudited	Unaudited	Audited
	at 31 Dec	at 30 Sep	at 31 Dec
$000	2014	2014	2013
Assets
Non-current assets
Property, plant and equipment	1 494 530	1 482 736	1 457 500
Cost	2 069 846	2 018 105	1 886 054
Accumulated depreciation and amortisations	(575 316)	(535 369)	(428 554)
Deferred tax	398	1 294	1 294
Long-term ore stockpiles	178 314	151 708	142 010
Trade and other receivables	26 277	10 794	49 023
Investments in equity accounted joint ventures	1 394 042	1 364 579	1 267 776
Other investments in joint ventures	43 854	45 469	52 459
Total investments in joint ventures	1 437 896	1 410 048	1 320 235
Total non-current assets	3 137 415	3 056 580	2 970 062
Current assets
Inventories and ore stockpiles	126 216	154 956	180 415
Trade and other receivables	185 233	235 208	186 054
Cash and cash equivalents	82 752	63 424	38 151
Available-for-sale financial assets	1 467	1 835	1 831
Total current assets	395 668	455 423	406 451
Total assets	3 533 083	3 512 003	3 376 513
Equity attributable to owners of the parent	3 098 090	3 048 250	2 879 041
Non-controlling interests	204 864	204 999	178 813
Total equity	3 302 954	3 253 249	3 057 854
Non-current liabilities
Loans from minority shareholders	2 766	2 765	2 929
Deferred tax	29 915	29 775	28 458
Provision for rehabilitation	55 904	49 177	49 177
Total non-current liabilities	88 585	81 717	80 564
Current liabilities
Trade and other payables	109 354	139 805	174 445
Current income tax payable	32 190	37 232	63 650
Total current liabilities	141 544	177 037	238 095
Total equity and liabilities	3 533 083	3 512 003	3 376 513

These results are presented as the fourth quarter and year ended 31 December 2014. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2013, and which will form the basis of the 2014 annual report. No new or amended accounting standards effective for 2014 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2013, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2013 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $51.7 million for the three months ended 31 December 2014 and is attributable to capital expenditure across the group, including $32.6 million at Loulo relating to the development of the Yalea and Gara underground mines and the backfill projects, as well as other ongoing capital. Capital expenditure at Tongon in the quarter continued on the float upgrade project with expenditure of $2.2 million, and at Gounkoto $1.3 million was spent on the underground feasibility project for the quarter.

Property, plant and equipment cost increased by $183.8 million for the year ended 31 December 2014. Annual expenditure can be mainly attributed to capital expenditure at Loulo of $142.6 million, including the development of the Yalea and Gara underground mines ($84.7 million), construction of the Yalea and Gara backfill plants and ongoing construction ($52.9 million). Capital expenditure at Tongon was $19.2 million, mainly attributable to expenditure on the crusher and float upgrade project, and $8.7 million of expenditure was incurred at Gounkoto for the year.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 December 2014 amounted to $27.7 million with the majority relating to Kibali ($16.1 million attributable share) and the Loulo-Gounkoto complex ($7.7 million).

The long term ore stockpiles balance of $178.3 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans, and remains in line with the prior periods.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflects the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $27.8 million in total investment in joint ventures for the quarter ended 31 December 2014 mainly reflects the group’s profit share from equity accounted joint ventures ($30.6 million) partially offset by a repayment received from the group’s asset leasing joint venture ($2.2 million).

The increase of $117.7 million in total investment in joint ventures for the year ended 31 December 2014 mainly reflects the group’s profit share from equity accounted joint ventures ($75.9 million) and funds advanced to Kibali ($51.5 million), partially offset by a repayment received from the group’s asset leasing joint venture ($9.1 million).

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $304.5 million were in line with the inventory and ore stockpile balances of $306.7 million at 30 September 2014.

Inventories and ore stockpiles (including the allocation of a portion to non-current) for the year ended 31 December 2014 decreased by $17.9 million from $322.4 million in the previous year. This decrease was primarily as the result of a decrease in supplies and insurance spares at Loulo and Tongon ($40.7 million), partially offset by an increase in stockpiles at Gounkoto and Loulo ($16.1 million), in line with mine plans.

Trade and other receivables (including the allocation of a portion to non-current) at 31 December 2014, decreased by 10% compared to the previous quarter. This is mainly the result of the decrease in gold debtor balances at Loulo and Tongon as well as decreases in VAT balances at Loulo due to offsets which were made during the quarter.

The total outstanding refundable VAT balances in Mali amount to $116.0 million (30 September 2014: $127.0 million; 31 December 2013: $129.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $10.0 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances. The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $26.3 million, and is shown in the long term debtors (30 September 2014: $10.8 million; 31 December 2013: $49.0 million). The group’s share of the VAT balance at Kibali amounted to $50.5 million (30 September 2014: $41.1 million; 31 December 2013: $35.0 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group has received claims for various taxes from the State of Mali totalling $313.0 million (30 September 2014: $123.0 million; 31 December 2013: $123.0 million), in respect of the Loulo, Gounkoto, Tongon and Morila mines and the Kankou Moussa gold sales operation. The claims have increased by $190.0 million in the year, substantially representing $201.3 million of additional claims received in respect of Loulo and Gounkoto following the tax audits during the year, offset by foreign exchange movements. Having taken professional advice, the group considers the claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing with hearings expected in Q1 2015, and the outcome of this process is expected to be concluded during 2015.

The increase in cash of $19.3 million since 30 September 2014 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($69.3 million), offset by the group’s continued investment in capital expenditure in its subsidiaries ($47.3 million). Cash increased by $44.6 million compared to the prior year ended 31 December 2013, again reflecting strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine of $317.6 million, reduced by continued capital expenditure of $179.3 million in subsidiaries and net investments of $42.4 million in joint ventures, primarily at Kibali.

During the quarter the company entered into a new unsecured revolving credit facility, which doubled the size of facilities available to $400.0 million, on similar terms to the previous facility and which matures in December 2018. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its financial obligations at the prevailing gold price.

Trade and other payables of $109.4 million decreased by 22% from the trade and other payables balance owing at 30 September 2014 of $139.8 million. Trade and other payables for the year ended 31 December 2014 decreased by $65.1 million from the balance owing at 31 December 2013 of $174.4 million. The decreases occurred mainly due to the timing of payments of invoices.

Current tax payable of $32.2 million decreased by $5.0 million from 30 September 2014 and by $31.5 million from 31 December 2013 due to corporation tax payments and offsets made at Gounkoto and Loulo during the quarter. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	12 months	3 months	3 months	3 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	31 Dec	30 Sep	31 Dec	31 Dec
$000	2014	2014	2014	2013	2013
Profit after tax	271 160	54 379	66 032	92 446	325 747
Income tax expense	81 885	18 923	13 601	37 281	76 714
Profit before income tax	353 045	73 302	79 633	129 727	402 461
Share of profits of equity accounted joint ventures	(75 942)	(30 581)	(17 810)	(29 182)	(54 257)
Adjustment for non-cash items	200 567	69 877	47 387	32 233	166 519
Effects of change in operating working capital items	(66 958)	(29 236)	31 940	87 795	(46 982)
Receivables	(3 637)	31 718	28 443	66 948	(62 738)
Inventories and ore stockpiles	17 895	2 134	661	18 630	(49 816)
Trade and other payables	(81 216)	(63 088)	2 836	2 217	65 572
Cash generated from operations	410 712	83 362	141 150	220 573	467 741
Dividends received from equity accounted joint ventures	565	565	-	974	18 974
Income tax paid	(93 659)	(14 598)	(16 001)	(11 762)	(22 249)
Net cash generated from operating activities	317 618	69 329	125 149	209 785	464 466
Additions to property, plant and equipment	(179 313)	(47 262)	(33 035)	(113 175)	(303 099)
Funds invested in equity accounted joint ventures	(51 462)	-	(7 267)	(70 296)	(424 906)
Loans repaid by equity accounted joint ventures	9 142	2 152	1 886	-	-
Net cash used by investing activities	(221 633)	(45 110)	(38 416)	(183 471)	(728 005)
Proceeds from issue of ordinary shares	2 035	-	28	280	1 184
Dividends paid to company’s shareholders	(43 284)	-	-	-	(46 137)
Dividends paid to non-controlling interests	(10 135)	(4 891)	-	(5 187)	(27 225)
Proceeds from borrowings	50 000	-	-	-	-
Repayment of borrowings	(50 000)	-	(50 000)	-	-
Net cash used by financing activities	(51 384)	(4 891)	(49 972)	(4 907)	(72 178)
Net increase/(decrease)/ in cash and cash equivalents	44 601	19 328	36 761	21 407	(335 717)
Cash and cash equivalents at beginning of period	38 151	63 424	26 663	16 744	373 868
Cash and cash equivalents at end of period	82 752	82 752	63 424	38 151	38 151

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
						Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings	of parent	interests	equity
	shares	$000	$000	$000	$000	$000	$000	$000
Balance - 31 Dec 2012 (audited)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687
Share of other comprehensive loss of joint ventures	-	-	-	(400)	-	(400)	-	(400)
Fair value movement on available-for-sale financial assets	-	-	-	(1 173)	-	(1 173)	-	(1 173)
Other comprehensive expense	-	-	-	(1 573)	-	(1 573)	-	(1 573)
Net profit for the period	-	-	-	-	278 382	278 382	47 365	325 747
Total comprehensive income/(expense) for the period	-	-	-	(1 573)	278 382	276 809	47 365	324 174
Share-based payments	-	-	-	26 282	-	26 282	-	26 282
Share options exercised	23 750	1	1 183	-	-	1 184	-	1 184
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	464	(464)	-	-	-	-
Shares vested#	160 628	8	12 722	(10 841)	-	1 889	-	1 889
Dividend relating to 2012	-	-	-	-	(46 137)	(46 137)	-	(46 137)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(27 225)	(27 225)
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854
Fair value movement on available-for-sale financial assets	-	-	-	(363)	-	(363)	-	(363)
Share of other comprehensive income of joint ventures	-	-	-	(36)	-	(36)	-	(36)
Other comprehensive income/(expense)	-	-	-	(399)	-	(399)	-	(399)
Net profit for the period	-	-	-	-	234 974	234 974	36 186	271 160
Total comprehensive income/(expense) for the period	-	-	-	(399)	234 974	234 575	36 186	270 761
Share-based payments	-	-	-	23 697	-	23 697	-	23 697
Share options exercised	108 300	6	2 029	-	-	2 035	-	2 035
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested#	283 888	14	21 698	(19 686)	-	2 026	-	2 026
Dividend relating to 2013	36 366	2	2 988	-	(46 274)	(43 284)	-	(43 284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10 135)	(10 135)
Balance - 31 Dec 2014	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
$000	2014	2014	2013	2014	2013
Gold sales per IFRS#	226 323	283 234	291 794	1 086 756	1 137 690
Gold sales adjustments for joint ventures+	113 617	93 562	64 374	348 117	129 022
Gold sales*	339 940	376 796	356 168	1 434 873	1 266 712
Mine production costs#	130 424	133 100	135 125	525 909	538 892
Movement in production inventory and ore stockpiles#	(10 505)	(6 165)	(10 095)	(24 665)	(49 730)
Royalties including adjustment for joint ventures	15 369	17 597	17 393	68 493	64 455
Royalty adjustment for joint ventures+	(3 842)	(3 064)	(2 156)	(12 003)	(6 040)
Total royalties#	11 527	14 533	15 237	56 490	58 415
Other mining and processing costs#	16 707	16 340	12 186	64 762	61 319
Cash costs adjustments for joint ventures+	54 440	46 332	25 372	169 260	49 055
Total cash costs*	202 593	204 140	177 825	791 756	657 951
Profit from mining activity*	137 347	172 656	178 343	643 117	608 761
Ounces sold	284 531	295 018	283 254	1 134 941	920 248
Total cash cost per ounce sold*	712	692	628	698	715
Cash operating cost per ounce sold*	658	632	566	637	645
Gold on hand at period end*	14 956	11 993	-	14 956	-
#	Figures extracted from IFRS results.
*	Refer to explanation of non-GAAP measures provided.
+	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) and RAL 2 Limited’s (RAL 2) cash cost adjustments.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2013 annual report which should be considered along with the 2013 annual report on Form 20-F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20-F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2013 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.

Environmental, health, safety and security incident

The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

The spread of the Ebola virus could have an adverse effect on the group’s operations. A lack of preparedness and safe-guarding in relation to the outbreak of Ebola in the countries and the local communities the group operates in could result in the disruption to operations.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
ack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.
Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

The past year saw a big step-up in production across the group, resulting in an annual increase of 26%, in line with the guidance given at the start of the year, while total cash cost per ounce reduced, also in line with guidance. Looking ahead, the group continues to forecast an increasing production profile over the next four years. In 2015, the group forecast production is estimated at between 1.20 and 1.26Moz which is a 5% to 10% increase over 2014. Production is expected to be relatively consistent across the year. Management is targeting total cash cost per ounce for the group, after royalties, of between $650/oz and $700/oz for the year.

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $60 million anticipated in 2015. Total group capital expenditure, including our attributable share of joint ventures, is expected to be approximately $330 million. At Kibali, capital of approximately $280 million (100% of project) is expected, mostly relating to the underground shaft developments and hydropower project. Ongoing development of the underground mines at Loulo, as well as other projects, is planned to cost $150 million, while Gounkoto is forecasting $5 million, mostly on the underground mine development project. Capital at Tongon, including completion of the flotation circuit expansion, is estimated at $20 million, and $12 million is expected at Morila (100% of project), mostly on the TSF retreatment project. Continued work on the Massawa feasibility project is forecast to incur capital expenditure of approximately $10 million.

The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2015.

Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

9 February 2015

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RANDGOLD RESOURCES NEWS UPDATES

PROPOSED DIVIDEND UP 20% AT $0.60 PER SHARE

Randgold’s board of directors has recommended an annual dividend for the period ended 31 December 2014 of $0.60 per share, up 20% on the previous year’s $0.50. An optional scrip dividend is also being proposed whereby shareholders can elect to receive new ordinary shares in the company.

This optional scrip dividend is conditional on shareholders approving the payment of the dividend at the annual general meeting and the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities.

The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday 5 May 2015. If the dividend is approved, the company anticipates paying the final cash dividend on 29 May 2015. Dealings in the new scrip shares are also expected to commence on 29 May 2015.

The ex-dividend date is Thursday 12 March 2015 and the record date is Friday 13 March 2015. Shareholders who elect to take the new scrip shares will increase their shareholding without incurring any dealing costs.

Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, with instructions set out in the form.

ENGINEERING AND METALLURGY ADVANCE THEIR FRONTIERS AS OPERATIONS GROW

Randgold’s continuing expansion is driving constant innovation by its engineers and metallurgists, who have to deal effectively with increasingly complex orebodies and the large plants required to process them.

The company’s first mine, Morila, was a fairly simple operation which served as a useful entry point for what lay ahead: Loulo, which developed into a multi-faceted, integrated mining operation requiring the flexibility to handle variable ores from different sources; the technically even more challenging Tongon, which needed the introduction of a flotation process as well as ultrafine grinding; and, most recently Kibali, where the process includes full flotation and two separate milling circuits, capable of handling an increased refractory ore component.

“We’re on a constant learning curve, and the experience we gain enables us to make refinements in almost every facet of the technologies we use,” says group capital projects executive John Steele. “The key to success is getting the engineering design right, because that sets up the cost structure, so we have to look at every aspect of each new development and ask ourselves how we can engineer out costs and engineer in efficiencies.”

Getting it exactly right has major implications, says Steele – the difference of a single percentage point in the recovery rate, for example, impacts directly on the revenue line.

In this regard Randgold’s metallurgists have also been making significant progress in dealing with complex ores. Through extensive deportment studies they have determined the size and location of the gold particles and the relation thereof to gangue, which enabled them to set the metallurgical process parameters to reduce solids leach residues below 0.5g/t. The resultant recipe has since been optimised to achieve an overall recovery improvement based on enhanced carbon movement, dissolved oxygen and grind performance.”

Key to the achievement of these results is the development of our local teams. We believe in developing national skills and we specifically target our local personnel for intensive technical training on site as well as assigning them responsibilities to stretch and develop their skills, while we support them with oversight from group level. We have seen major benefits of this at Morila, Loulo and Tongon in the past and more recently at Kibali.

“The drive now is to sustain the higher recoveries and stabilise the residues at below 0.5g/t, while we move our recovery rate even higher and our residue level even lower,” says group metallurgist Paul Gillot.

MAJOR MINERS

The past year marked further advances in Randgold’s development as fully fledged underground miners, with Loulo’s Yalea and Gara delivering ahead of plan, Kibali starting production from its first stope and Gounkoto shaping up to be the company’s fourth underground mine with the near-completion of its feasibility study.

Chief executive Mark Bristow says it became clear almost 10 years ago that the company’s future growth would require its evolution from open pit to underground mining. It consequently set out to build a world class skills set in this area by combining the best practices of the South African, Canadian and Australian mining industries with the Randgold DNA.

“Yalea was our first underground venture and it took a lot of doing to get it up and running. But we’re a learning organisation and the dues we paid there enabled us to grow our expertise significantly, to the point where Yalea and its subsequently developed sister mine Gara now contribute a substantial portion of our total ore feed. We’re planning to move them both towards full owner-miner status this year. It’s also been crucial to the rapid progress we’re making with the underground development at Kibali,” he says.

Bristow points out that the Yalea and Gara mining teams from the executives down are nearly all Malians in line with Randgold’s policy of employing, training and advancing the nationals of the countries in which it operates. The same principle is being applied at Kibali.

“We’re not only creating jobs and opening career paths, we’re creating specialist skills bases in these countries which will prove invaluable in the development of their mining industries,” he says.

HOW THE OIL PRICE AFFECTS US

Fuel remains the biggest cost driver in Randgold’s operations and we are working to ensure that the price we pay per litre of diesel benefits from the decline in the Brent crude oil price.

The graph (see full Q4 results report on www.randgoldresources.com as reference) shows the relationship between the Brent price and our landed fuel price in West Africa, delayed by one month. The oil price makes up about two thirds of the diesel price (freight and duties account for the rest) and taken across our cost base, a 10% change in the oil price results in a $10/oz change in our group total cash costs.

SETTLING IN ON THE NEW FRONTIER

Following the successful completion of the first phase of its development, the Kibali gold mine is now well advanced into the second and final phase which should take it to full production by 2018, Randgold chief executive Mark Bristow told a recent media briefing in Kinshasa, DRC. Randgold is developing and operating the mine, which it owns in partnership with AngloGold Ashanti and the Congolese parastatal SOKIMO.

Bristow said with the final commissioning of the metallurgical plant and the first of three hydropower plants, Kibali was now operating at design with the ramp up having delivered against plan. The priorities for the current year were to advance the development of the underground mine, which will complement the existing open pit operations, ramp up annual production to 600 000 ounces, commission the second hydropower plant and continue expanding and upgrading the local skills base.

He noted that the past year had also seen the finalisation of the resettlement programme, including the completion of the Catholic Church complex in the new model town of Kokiza, the expansion of the local road network to 350 kilometres, and Randgold’s ongoing support for the development of a robust local economy. Since the start of the project, Randgold has awarded business valued at more than $650 million to Congolese-owned companies while its engagement with local co-operatives has created more than 400 non-mining jobs.

“Our nurturing of Congolese contractors by providing them with capital, technical advice and an order base is enabling us to source many of our requirements locally, without compromising on price or quality,” Bristow said. “All road and civil construction related to our hydropower plants is being carried out by Congolese contractors, for example, and by the end of the year, we aim to have at least half of our trucking handled by local truckers.”

Despite the size and complexity of the operation and the high level of activity on site, Kibali is maintaining a good safety record, recently posting two million lost time injury free hours. The local incidence of malaria, which kills more people in Africa than any other disease, has been reduced by 55% since the start of the project in 2011.

“As we’ve said from the start, we believe Kibali could be the engine that drives not just the transformation of its region but also the foundation for the development of a new mining frontier in north east Congo to rival Katanga. One of our key objectives is to show the rest of the world that the country is a safe and attractive destination for new investment which is needed to develop its extensive mineral potential,” Bristow said.

“Achieving that goal will, however, require the active involvement and support of the Congolese government. In its present form, the country’s proposed new mining code will deter rather than attract investors, which is why Randgold is committed to working with the authorities to produce a code capable of competing with those of rival exploration and mining destinations. Other issues that require government’s attention are the maintenance of law and order in a dynamic environment, the perennial problem of illegal mining and the overdue settlement of TVA reimbursement.”

THE YEAR OF DELIVERY

Randgold’s Tongon gold mine in Côte d’Ivoire is poised to deliver on its designed capabilities in 2015, says chief executive Mark Bristow.

Bristow told media at a recent visit to the mine that the mine’s management team had spent the past year building a solid foundation for Tongon’s future growth by dealing with some serious technical issues such as the replacement of a faulty crushing circuit and generally improving efficiencies while curbing costs.

“Towards the end of last year the recovery programme was producing signs of improvement in key areas such as throughput and recovery. By now the beneficial effects of those improvements are real and the full flotation circuit upgrade is on track for completion by the end of the quarter,” he said.

“While ramping up production at Tongon, we’ll also continue working with the Ivorian government in their drive to position the country as a preferred destination for new investment in gold exploration and mining. Côte d’Ivoire’s new mining code is investor-friendly but it should now be actioned as a matter of urgency.

We’re still waiting for the approval of our new permits that will enable Randgold and Côte d’Ivoire to start reaping the benefits of all the good work that has been done.”

Bristow pointed out that Tongon’s tax holiday ends this year. At the same time, it is forecast to pay back its capital, which means that the State should start to share in the value created in the form of corporate taxes and dividends, on top of the revenue from royalties and other taxes and duties.

Prime Minister and Minister of Mines visit Tongon

Côte d’Ivoire Prime Minister Daniel Kablan Duncan and Minister of Industry and Mines Jean-Claude Brou visited the Tongon mine last week to view the progress made by the management team.

They were accompanied by representatives from the Ministry of Agriculture and the General Secretary of the Presidency, the Prefect of the region and President of the Regional Council, various technical advisors as well as the country’s GM of Mines and Geology and Director of Mining Development and local chiefs and dignitaries. Following a formal presentation and tour of the mine and plant, the delegation visited the mine’s agribusiness projects, the community health centre and the local primary school. They also met with the full Randgold board who were at the mine for the group’s quarterly board meeting. The State of Côte d’Ivoire has a 10% interest in Tongon which provides employment for some 1 700 people, 96% of them Ivorian nationals.

LOOKING FOR MORE IN MALI

With its Loulo-Gounkoto gold mining complex continuing to grow production, Randgold is looking at the development of a third underground mine there while at the same time expanding its footprint elsewhere in the region, says chief executive

Mark Bristow.

Bristow, who was leading a group of international investors on Randgold’s annual tour of its West and Central African operations, said a feasibility study on an underground mine at Gounkoto had been completed.

The complex, which already ranks among the largest and most mechanised of its kind on the African continent, is targeting to increase gold production from its existing Yalea and Gara underground mines and the Gounkoto open pit mine this year, with the underground operations providing some 60% of the ore feed to its mills. In line with Randgold’s policy of employing, training and advancing the host country nationals, the complex’s entire management and, apart from a handful of key artisans and corporate skills, most of the workforce is Malian.

“Regardless of the potential Gounkoto underground mine, subject to the gold price remaining at current levels, the complex is forecast to up its profitability from its existing mining activities through increased production and reduced unit costs on the back of higher grades, improved recoveries and the benefits of its ongoing capital projects,” Bristow said. He noted that as things stood, Loulo-Gounkoto had reserves in excess of 8 million ounces of gold.

During the past year, the crusher circuit was upgraded and two additional medium-speed generators were commissioned, giving the complex about 50 MW of installed capacity. In addition, a highly sophisticated underground backfill system was commissioned and ramped up which should enable a virtual 100% extraction from the high grade stopes both at Yalea and Gara. The finalisation of the refrigeration and next phase of ventilation plans, as well as the upgrading and optimisation of the power distribution system and the elution and regeneration plants, are on the cards for 2015.

“We believe the Senegal-Mali shear zone, which hosts Loulo-Gounkoto, is one of the most prolific gold regions in Africa, with the capacity to rival Ghana’s Obuasi, and we are continuing our hunt for more multi-million ounce gold deposits there. We’re also expanding our presence in the area through joint ventures with junior miners who have promising early-stage projects,” Bristow said.

“Randgold has now been operating in Mali for almost 20 years, and the Loulo-Gounkoto complex is a testament to our creed that we build mining businesses which benefit our host countries and their people as well as our shareholders. There have been many challenges along the way, but the strong relationships and the spirit of cooperation we have cultivated with the government, the community and the workers have enabled us to overcome these,” Bristow said.

He noted that this cooperation was not confined to commercial issues. A Randgold-led mining industry initiative has contributed to free Mali of an incipient Ebola infestation, with Randgold’s medical practitioners playing a significant role, with Randgold also being prominent in the fight against malaria, polio and rare tropical diseases.

“Now, more than ever before, Mali needs investment and private sector support as it contends with the Islamist incursion in the north, the abiding threat of an Ebola recurrence and the challenge of rebuilding the economy after the period of civil unrest some years ago. If we continue to work in partnership with each other, these obstacles too can be overcome,” he said.

TREATING INVESTORS LIKE OWNERS

The Randgold investor days held in London, New York and Toronto in November 2014 drew a combined audience of more than 130 whose feedback confirmed the value of these events as an additional interface between the company and the market.

Comprehensive presentations covered every aspect of Randgold’s business, with the increased participation of the company’s operational management as a new and widely welcomed feature. Chief executive Mark Bristow explained that this had been introduced not only to give investors the opportunity to meet, listen and talk to the people who run the mines, but also to familiarise Randgold’s operational managers with the major capital markets as part of their executive development.

“We believe that if you treat investors like owners, they’ll think and act like owners. That’s why we place so much emphasis on effective investor relations, and seize every opportunity to talk to them, clearly and frankly, and to hear their views,” he said.

Successful analyst visit to operations

Analysts and fund managers from North America, United Kingdom and South Africa have just spent an intense seven days touring Randgold’s operations in the Democratic Republic of Congo, Mali and Côte d’Ivoire as part of the group’s annual facility visit.

Taking place from 28 January to 3 February this year, the visitors were treated to a first-hand inspection of the mines, plants and underlying geology at Kibali, Loulo-Gounkoto and Tongon as well as the group’s many community-based initiatives such as the clinics, schools and markets nearby.

RANDGOLD LEADS INDUSTRY INITIATIVE TO HELP STAMP OUT EBOLA

EBOLA AWARENESS FILM PREMIERED IN MALI

A film on the measures people should take to avoid contracting the Ebola virus, locally produced and sponsored by Randgold, was recently premiered at the five-star Hotel Salam in Bamako, Mali.

Among the dignitaries who attended the first screening of the film, which will also be made available in Liberia, Guinea and Sierra Leone, were Malian Minister of Health and Public Hygiene, the Honourable Mr Ousmane Koné, and the Malian Minister of Mines, the Honourable Mr Boubou Cissé.

The government of Mali and the United Nations declared Mali an Ebola-free country on 18 January 2015 following a remarkably successful joint effort by the country’s health authorities and its mining industry to curb the spread of the disease.

Chaired by Randgold, the Mali Ebola Private Sector Mobilisation Group, comprising the mining companies operating in the country, provided a coordinated response in support of the government’s campaign against the deadly virus. Among other actions, medical practitioners employed by these companies met on a daily basis to provide technical input to the State’s health professionals, provide community clinics with training and equipment, develop protocols and procedures for Ebola preparedness, and assist with border post screenings. Randgold also made a donation for the purchase of personal protection equipment at Kayes hospital, where Mali’s first Ebola case was treated.

Speaking at the premiere, Randgold chief executive Mark Bristow - who was awarded the honorary title of ‘Knight of the National Order of Mali’ (Chevalier de l’Ordre national du Mali) at the screening for his role in the development of the Malian mining industry - said that perhaps the industry’s most important contribution had been to use its international reach to persuade governments and NGOs to engage actively with the Ebola crisis rather than to isolate it. “The effectiveness of the Mali initiative has shown what can be achieved through cooperation and local capacity building,” he said.

He noted that this is not the first time the industry has joined forces to deal with health issues in Mali. It had also sponsored a successful polio vaccination initiative and financed the country’s ongoing rare tropical disease treatment programme when international funding dried up during the civil war.

“Working closely with our host governments to tackle the infrastructural, educational and healthcare challenges endemic to Africa is a key component of our business philosophy, so stepping up to the plate for Ebola was all in the day’s work for us,” said Bristow. “While Mali is now officially Ebola-free, it will have to remain on the alert for a recurrence. The voluntary testing and treatment procedures Randgold developed for the fight against HIV Aids virtually wiped it out at our West African operations, and can be used as the model for an effective Ebola monitoring programme.”

BUILDING SUSTAINABLE BUSINESS RELATIONSHIPS

Ensuring that Randgold’s business partners are fully aligned with the company’s long term business objectives, and getting their engagement in dealing with challenges, are critical factors in coping with a dynamic environment, says group GM commercial and supply chain Riaan Grobler.

“Contractors, suppliers and service providers account for a major part of Randgold’s cost structure and we have to secure their collaboration to control this,” says Grobler. “Developing productive and sustainable relationships starts with our own people, who are encouraged to think like businessmen and entrepreneurs, and empowered to run their operations as if they owned them. Next is to build a business partner base which is local to the fullest possible extent. Then it’s a process of working together to address the main cost drivers by, among other things, reducing manpower, making increased use of local labour and curbing overheads.”

Grobler says that, as in any business, Randgold’s business partners are expected to earn their margins, and the company works with them to achieve this. If, however, they cannot or will not do this, Randgold will make other plans.

“Our supply and logistics chain is critical to our ability to operate cost-effectively. Through a process of dedicated collaboration with our supply chain partners in the various countries in which we operate, we have achieved a significant improvement in our demand planning with a resultant decrease in working capital. We have also been able to renegotiate our supply agreements to take advantage of scale benefits and consolidated supply, and on the logistics front we have renegotiated shipping and transport rates globally,” says Grobler.

“The mining industry faces many challenges every day - lower prices, higher taxes and rising costs among them - and these have escalated as a result of the recent paradigm shift in the gold market. Close cooperation between Randgold and its business partners enables us to overcome these to the benefit of all.”

CYRILLE MUTOMBO APPOINTED NEW DRC COUNTRY MANAGER

Randgold’s group community officer Cyrille Mutombo has been appointed the new country manager for the Democratic Republic of Congo.

The Congolese national, who holds an honours degree in economics and development from the Catholic University of Congo and a masters degree in development studies from the University of Witwatersrand, joined Randgold in 2010 as the social and resettlement manager at the Kibali gold mine. He played a pivotal role in the Resettlement Action Plan (RAP) to move thousands of families from the mine site to a new model town, Kokiza. In 2013, he was promoted to group community officer.

He has more than 12 years’ mining experience across the African continent and is considered an expert in the fields of community engagement, sustainable development, social and environmental impact assessments, environmental management, resettlement, agribusiness, demobilisation of artisanal miners, poverty analysis and IFC performance standards related to extractive industries.

RANDGOLD SAYS FAREWELL TO STALWART BILL HOUSTON

Randgold’s group general manager human capital Bill Houston has announced his retirement, effective on 31 January this year.

Bill joined Randgold Resources in 1996 and played a pivotal role in establishing the group’s social contract with its host countries and their communities. This he achieved by maintaining cordial relations with unions and fostering a healthy work environment at each of Randgold’s operations.

Bill was instrumental in the design and implementation of the group’s human resource and industrial relations policies and systems, all of which had to be adapted to comply with the different regulatory environments of each country in which Randgold operates. These included succession planning, recruitment and selection, induction, performance management, training and development, community relations, organisational development, codes of conduct, conditions of employment, disciplinary procedures, grievance mechanisms, rightsizing, and dispute resolution procedures.

Randgold chief executive Mark Bristow thanked Bill for his contribution to the group’s success over the last 19 years. “Bill was one of the original members of the Randgold team and was a great mentor to me as the company grew and we had to deal with increasingly complex employment issues. Coming from a big mining house as he did, he was also a constant champion of the flat, decentralised management structure and lean corporate office that characterise our business,” he said.

Bill’s responsibilities have been assumed by Philip Pretorius, Randgold’s group human resources executive, who joined the company in 2008 and has 25 years’ HR experience, the last 19 of these dealing with the gold mining industry in Sub-Saharan Africa.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.